SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)
CYPRESS BIOSCIENCE, INC.
(Name of Subject Company (Issuer))
RAMIUS V&O ACQUISITION LLC
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS NAVIGATION MASTER FUND LTD
RAMIUS OPTIMUM INVESTMENTS LLC
COWEN OVERSEAS INVESTMENT LP
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
COWEN GROUP, INC.
RCG HOLDINGS LLC
RAMIUS LLC
C4S & CO., L.L.C.
ROYALTY PHARMA US PARTNERS 2008, LP
ROYALTY PHARMA US PARTNERS, LP
ROYALTY PHARMA CAYMAN PARTNERS, LP
ROYALTY PHARMA CAYMAN PARTNERS 2008, L.P.
RP INVESTMENT CORP.
PHARMACEUTICAL INVESTORS, LP
PHARMA MANAGEMENT, LLC
RP MANAGEMENT, LLC
(Names of Filing Persons (Offerors))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
232674507
(CUSIP Number of Class of Securities)

JEFFREY C. SMITH
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7900

and

Pablo Legorreta
110 East 59th Street
Suite 3300
New York, NY 10022
(212) 883-0200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

and

GEORGE W. LLOYD, ESQ.
GOODWIN PROCTER LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$226,025,735	$16,115.64
_________
*
Estimated for purposes of calculating the amount of filing fee only. Transaction value  derived by multiplying 34,773,190 (the maximum number of shares of common stock of  subject company estimated to be acquired by Offeror) by $6.50 (the purchase price per  share offered by Offeror).  Such number of shares of common stock represents  38,588,190 shares issued and outstanding as of November 5, 2010 less 3,815,000 shares  of common stock already owned by Ramius V&O Acquisition LLC and its affiliates.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,537.15
Form or Registration No.:	SC TO-T
Filing Party:	Ramius V&O Acquisition LLC
Ramius Value and Opportunity Advisors LLC
Date Filed:	September 15, 2010

Amount Previously Paid:	$5,578.49
Form or Registration No.:	SC TO-T
Filing Party:	Ramius V&O Acquisition LLC
Ramius Value and Opportunity Advisors LLC
Date Filed:	December 15, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 10 to Schedule TO (this “Amendment No. 10”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 15, 2010, as amended by Amendment No. 1 to Schedule TO filed on September 20, 2010, Amendment No. 2 to Schedule TO filed on September 21, 2010, Amendment No. 3 to Schedule TO filed on September 30, 2010, Amendment No. 4 to  Schedule TO filed on October 12, 2010, Amendment No. 5 to Schedule TO filed on October 14, 2010, Amendment No. 6 to Schedule TO filed on November 3, 2010, Amendment No. 7 to Schedule TO filed on December 10, 2010, Amendment No. 8 to the Schedule TO filed on December 14, 2010 and Amendment No. 9 to the Schedule TO filed on December 15, 2010 (collectively, the “Schedule TO”), by Ramius V&O Acquisition LLC, a Delaware limited liability company (“Purchaser”) owned by Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), Royalty Pharma US Partners 2008, LP, a Delaware limited partnership (“RP US 2008”), Royalty Pharma US Partners, LP, a Delaware limited partnership (“RP US”), and RP Investment Corp., a Delaware corporation (“RP US Corp”), and certain of their affiliates, including Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC, C4S & Co., L.L.C., Royalty Pharma Cayman Partners, LP, Royalty Pharma Cayman Partners 2008, L.P., Pharmaceutical Investors, LP, Pharma Management, LLC and RP Management, LLC (collectively, together with Ramius, RP US 2008, RP US, RP US Corp and Purchaser, the “Ramius/RP Group”), relating to the offer by Purchaser (the “Offer”) to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights (the “Rights,” and together with such shares, the “Shares”), of Cypress Bioscience, Inc., a Delaware corporation (“Cypress”), at a price of $6.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Amended and Restaed Offer to Purchase (the “Amended and Restaed Offer to Purchase”) dated December 20, 2010, and in the related Letter of Transmittal (the “Letter of Transmittal”), each of which may be amended or supplemented from time to time.  This Amendment No. 10 is being filed on behalf of the Ramius/RP Group.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to all applicable items of this Amendment No. 10. This Amendment No. 10 should be read together with the Schedule TO.

The Offer is scheduled to expire at 12:00 Midnight, New York City time, on January 5, 2011, unless the offer is extended.

The safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements Purchaser or its affiliates may make in connection with the Offer.

ITEMS 1 THROUGH 9; ITEM 11.

Item 3 of the Schedule TO is hereby amended and restated in its entirety as follows:

“The names of the filing persons and purchaser to which this Schedule TO relates are the Ramius/RP Group and Purchaser.  The principal executive offices and telephone number for the members of the Ramius/RP Group and Purchaser are as follows:

Filing Person	Principal Executive Office	Telephone Number
Purchaser	599 Lexington Avenue 20th Floor New York, New York 10022	(212) 845-7900
Ramius
Ramius Value and Opportunity Master Fund Ltd
Ramius Navigation Master Fund Ltd
Ramius Optimum Investments LLC
Cowen Overseas Investment LP
Ramius Enterprise Master Fund Ltd
Ramius Advisors, LLC
Cowen Group, Inc.
RCG Holdings LLC
Ramius LLC
C4S & Co., L.L.C.

	599 Lexington Avenue 20th Floor New York, New York 10022	(212) 845-7900
RP US 2008 RP US RP US Corp Royalty Pharma Cayman Partners, LP Royalty Pharma Cayman Partners 2008, L.P. Pharmaceutical Investors, LP Pharma Management, LLC RP Management, LLC	110 East 59th Street Suite 3300 New York, NY 10022	(212) 883-0200

During the last five years, none of the Purchaser or any member of the Ramius/RP Group and, to the best knowledge of the Ramius/RP Group and Purchaser, none of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of violations of such laws.  The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Ramius/RP Group and Purchaser” is incorporated herein by reference.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(a)(1)(G)	Amended and Restated Offer to Purchase, dated December 20, 2010.
(a)(1)(H)	Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(I)	Amended and Restated Notice of Guaranteed Delivery.
(a)(1)(J)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(K)	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(d)(2)
Agreement and Plan of Merger, dated December 14, 2010, by and among Cypress  Bioscience, Inc., Ramius Value and Opportunity Advisors LLC, Royalty Pharma US Partners, LP, Royalty Pharma US Partners 2008, LP, RP Investment Corp. and Ramius V&O Acquisition LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cypress Bioscience, Inc. with the Commission on December 16, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of December 20, 2010 that the information set forth in this statement is true, complete and correct.

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: Ramius Value and Opportunity Advisors LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By: Ramius LLC,
       its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By: Ramius Advisors, LLC,
       its managing member

RAMIUS V&O ACQUISITION LLC

COWEN OVERSEAS INVESTMENT LP
By: Ramius Advisors, LLC,
       its general partner

RAMIUS ADVISORS, LLC
By: Ramius LLC,
   its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
        its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey C. Smith
Jeffrey C. Smith
Authorized Signatory

ROYALTY PHARMA US PARTNERS 2008, LP
By: Pharmaceutical Investors, LP
By: Pharma Management, LLC

ROYALTY PHARMA US PARTNERS, LP
By: Pharmaceutical Investors, LP
By: Pharma Management, LLC

ROYALTY PHARMA CAYMAN PARTNERS, LP
By: Pharmaceutical Investors, LP
By: Pharma Management, LLC

ROYALTY PHARMA CAYMAN PARTNERS 2008, L.P.
By: Pharmaceutical Investors, LP
By: Pharma Management, LLC

RP INVESTMENT CORP.

PHARMACEUTICAL INVESTORS, LP
By: Pharma Management, LLC

PHARMA MANAGEMENT, LLC

RP MANAGEMENT, LLC

By:	/s/ Pablo Legoretta
Pablo Legoretta
Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 15, 2010.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Summary Advertisement published on September 15, 2010.*
(a)(1)(G)	Amended and Restated Offer to Purchase, dated December 20, 2010. †
(a)(1)(H)	Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). †
(a)(1)(I)	Amended and Restated Notice of Guaranteed Delivery. †
(a)(1)(J)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. †
(a)(1)(K)	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. †
(a)(5)(A)	Press release issued by Ramius LLC, dated September 15, 2010, announcing the commencement of the Offer.*
(a)(5)(B)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 17, 2010. *
(a)(5)(C)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 21, 2010.*
(a)(5)(D)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 30, 2010. *
(a)(5)(E)	Content of www.tenderforcypressbio.com. *
(a)(5)(F)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated October 11, 2010. *
(a)(5)(G)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated November 2, 2010. *
(a)(5)(H)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated December 10, 2010 *
(a)(5)(I)
Joint press release issued by Ramius V&O Acquisition LLC and Cypress Bioscience, Inc., dated December 15, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cypress Bioscience, Inc. with the Commission on December 15, 2010).

(d)(1)
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated July 19, 2010 (incorporated by reference to the Schedule 13D filed by Ramius LLC with the Securities and Exchange Commission on July 19, 2010).

(d)(2)
Agreement and Plan of Merger, dated December 14, 2010, by and among Cypress Bioscience, Inc., Ramius Value and Opportunity Advisors LLC, Royalty Pharma US Partners, LP, Royalty Pharma US Partners 2008, LP, RP Investment Corp. and Ramius V&O Acquisition LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cypress Bioscience, Inc. with the Commission on December 16, 2010).

(g)	None.
(h)	None.
* Previously filed with the Schedule TO.
† Filed herewith.